UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
Name: Guggenheim Credit Income Fund 2021
Address of Principal Business Office: 330 Madison Avenue, New York, New York 10017
Telephone Number (including area code): (212) 739-0700
File Number under the Securities Exchange Act of 1934: 814-01206
The company’s basis for filing this notification of withdrawal is that the company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.
SIGNATURE
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the 31st day of March, 2021.

Guggenheim Credit Income Fund 2021
(Name of Company)

/s/ John V. Palmer
John V. Palmer
(Name of officer or director signing on behalf of the company)

Senior Vice President
(Title)
Attest: /s/ Cielo M. Ordonez
Cielo M. Ordonez
(Name)
Chief Financial Officer
(Title)